Exhibit 99.1

ATLAS PACIFIC LIMITED

ACN 009 220 053

SHAREHOLDER UPDATE No. 30, July 2005




Balinese model Kmang Beth wearing some of our latest jewellery designs

Dear Shareholder,

Welcome to the 30th in our series of Shareholder Updates. This year is looking at being one of our most exciting in terms of new developments. In the first 6 months of 2005 we have already commenced work on a new pearl farm venture in Bali, established "North Bali Pearls" retail and tourist centre at Penyabangan and developed a range of jewellery designs.

CORPORATE

We are currently preparing our mid-year review of operations and financial statements, which will be released in September. The statutory reports required for our NASDAQ listing have been submitted to the SEC and ASX.

New board member Stephen Birkbeck is the founder and CEO of Mount Romance, an Australian world leader in the production of highly refined sandalwood oil. Steve brings a wealth of experience in agribusiness, tourism and marketing having positioned his company as a key supplier in the highly competitive luxury perfume industry.

We are now harvesting the major portion of pearls that are to be marketed this year. Nearly 75% of our revenue is expected in the second half of 2005. As a result, the board will not be releasing specific financial projections at this time. We expect to have a clearer picture of our likely results in September when we will have both confirmed our mid-year financial position and commenced selling pearls from our current harvest.

OPERATIONAL

Hatchery/Grow-out

The 2004/2005 hatchery season finished in April and we are very pleased with the results to date. The Company has a large enough stock of juvenile oysters in the system to ensure we meet our 2005 and 2006 operational targets. In addition, there have been surplus oysters available for sale creating additional revenue.

Pearl Farming Activities

The Company is well on the way to again exceeding our operating target of 300,000 oysters seeded per year at Alyui Bay. The Alyui Bay team have once again excelled themselves and we are also very pleased with the results of our new technicians being trained in Bali.

Our Bali team are now ready to begin commercial scale pearl operations and we hope to seed some 50,000 oysters this year, which will be in addition to our annual Alyui Bay target.

Our mid-year harvest is well underway and some of the pearls have already been sent to Pearlautore in Sydney for evaluation and sale. The technical team at Alyui are working exceptionally hard to get the large number of oysters ready and harvested in time for sale during the second half of this year.

New Site Development
We are excited to announce that develop of a new pearl farm has commenced in East Bali opposite the island of Lombok. The site at Karangasem will be dedicated to low cost, quality pearl production.

Basic shore and sea infrastructure is already in place and tens of thousands of oysters have been transferred to this site including some oysters seeded at Penyabangan. The site has excellent access and local amenities and is just over an hour by road from our Denpasar office. We expect the site to be in commercial production by the end of 2005. Karangasem is located close to one of Bali's famous tourist precincts, Candi Dasa, a fact we hope to exploit over the coming years in terms of further development of our retail and tourism division.



A diver inspects the health of newly seeded oysters at Penyabangan. These oysters will soon move to the new pearl farm at Karangasem

Marketing
A Visitors Centre including a café and pearl display area has been opened to the public in Penyabangan. "North Bali Pearls" is now receiving guests who are enjoying a unique opportunity to see how our beautiful pearls are cultivated. If you are planning to holiday in Bali you now have the chance to visit part of your investment in the company.

The farm tours have prompted considerable interest from local hoteliers and tour companies. The North Bali Pearls venture is within 10 minutes drive of several very exclusive five star hotels and boutique villas and we expect the venture to be a success. We hope that North Bali Pearls will be a prototype for other similar retail and tourism developments in Bali as we expand our activities on this beautiful island.

Stories on North Bali Pearls will appear in a tourism and leisure magazine and the well known jewellery magazine "Jewellery News Asia" over the coming months.

The marketing division will soon receive a considerable boost with the recruitment of a professional Retail and Tourism Manager. This new position will help the help further establish our marketing arm and capitalise on the retail and tourism potential here in Bali. We hope to launch a specific Bali brand for our pearls and MOP products later in the year.

Research and Development
Jens Knauer and I along with our collaborators Dean Jerry and Brad Evens from James Cook University (JCU), presented several papers concerning our research efforts at this year's World Aquaculture Society meeting held in Bali during May. Over 2,000 delegates were in attendance and our Company received several compliments in regard to our presentation. The pearl oyster session of the conference culminated with a tour to our Penyabangan farm.

Analysis of our first breeding lines from the joint research project is now under way at JCU and we are already planning our next breeding trials slated for September of this year. We have expanded the scope of the project and we will have a PhD student and an MSc student involved in this years programme. Two JCU undergraduate students will also spend several months at our farms on work experience.

CONCLUSION

2005 is shaping up to be a very interesting year. We wish to reassure you that the Board and management of Atlas Pacific are putting every effort into translating the improving position of the company into a return to Shareholders.

JOSEPH TAYLOR

Joseph Taylor

Managing Director